Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Nine months ended September 30,
(in thousands, except for ratio)	2014	2013
Computation of earnings
Pretax income (a)	$67,884	$57,999
Add:
Interest expense on indebtedness	16,401	16,607
Amortization of debt issue costs	1,105	1,202
Interest portion of rent expense (b)	5,691	5,871
Distributed income of equity investees	96,953	17,490
Earnings	$188,034	$99,169

Computation of fixed charges
Interest expense on indebtedness	$16,401	$16,607
Amortization of debt issue costs	1,105	1,202
Interest portion of rent expense (b)	5,691	5,871
Fixed charges	$23,197	$23,680

Ratio of earnings to fixed charges	8.11	4.19

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.